Exhibit 99.2

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Regional Business Performance

Acergy Africa and Mediterranean

Quarter Ended
August 31
$ Millions
500
250
0
233.4
336.0
20.7
55.9
Net Operating Revenue
Net Operating Income
2008
2007

Nine Months Ended
August 31
$ Millions
1,000
500
0
968.2
964.2
160.9
119.7
Net Operating Revenue
Net Operating Income
2008
2007

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Regional Business Performance

Acergy Northern Europe and Canada

Quarter Ended
August 31
$ Millions
300
200
100
0
278.7
280.7
100.1
59.6
Net Operating
Revenue
Net Operating
Income
2008
2007

Nine Months Ended
August 31
$ Millions
750
500
250
0
622.6
734.7
104.7
131.2
Net Operating
Revenue
Net Operating
Income
2008
2007

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Regional Business Performance

Acergy North America and Mexico

Quarter Ended
August 31
$ Millions
10
5
0
-5
1.2
1.4
0.3
(3.1)
Net Operating Revenue
Net Operating Income (Loss)
2008
2007

Nine Months Ended
August 31
$ Millions
10
5
0
-5
2.7
2.0
6.6
(3.7)
Net Operating Revenue
Net Operating Income (Loss)
2008
2007

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Acergy

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Regional Business Performance

Acergy South America

Quarter Ended
August 31
$ Millions
175
125
75
25
-25
191.2
63.3
3.2
(0.9)
Net Operating Revenue
Net Operating Income (Loss)
2008
2007

Nine Months Ended
August 31
$ Millions
375
275
175
75
-25
400.5
147.0
11.2
(4.3)
Net Operating Revenue
Net Operating Income (Loss)
2008
2007

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Acergy

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Regional Business Performance

Acergy Asia and Middle East

Quarter Ended
August 31
$ Millions
60
40
20
0
-20
48.4
27.9
6.8
(11.6)
Net Operating Revenue
Net Operating Income (Loss)
2008
2007

Nine Months Ended
August 31
$ Millions
150
125
100
75
50
25
0
-25
135.7
60.3
12.3
(18.5)
Net Operating Revenue
Net Operating Income (Loss)
2008
2007

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Acergy

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Major Project Progression

Continuing Projects >$100m, between 5% and 95% complete as at August 31, 2008 - excl. long-term ship charters in Brazil and the North Sea
Moho Bilondo (Congo)
Tombua Landana (Angola)
Kizomba C - Saxi Batuque (Angola)
Block 15 (Angola)
Marathon Volund (N.Sea)
Mexilhao (Brazil)
Frade (Brazil)
0%
20%
40%
60%
80%
100%
Acergy Africa & Mediterranean
Acergy Northern Europe and Canada
Acergy South America

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Backlog Analysis

Backlog by Award Date
2006
10%
2007
40%
2005
8%
2008
42%

Backlog by Execution Date
2008
22%
2010+
33%
2009
45%

Backlog by Region
100%
80%
60%
40%
20%
0%
7%
24%
23%
45%
Aug.31.08
Asia & Middle East
South America
North America & Mexico
Northern Europe & Canada
Africa & Mediterranean

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Acergy

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TAQL

[LOGO OF ACERGY]

EARNINGS PRESENTATION
THIRD QUARTER ENDED
AUGUST 31, 2008

OCTOBER 8, 2008
3:00 PM UK TIME

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Forward-Looking Statements

Certain statements made in this presentation may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934.  These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast”, “project,” “will,” “should,” “seek,” and similar expressions.  The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage.  Many of these factors are beyond our ability to control or predict.  Given these factors, you should not place undue reliance on the forward-looking statements.

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Overview

•

Strong quarterly results demonstrating consistent and successful execution of complex and technically challenging projects worldwide, such as Saxi Batuque (Angola), Sage Hot Tap (North Sea), Lui Hua (China) and Frade (Brazil)

•	Strong operational performance from project portfolio and improved tax rate delivered significant growth in earnings
•	Solid backlog, up 20% year on year
•	Confirmation of 2008 guidance
•	More encouraging signals from the market however, somewhat less visibility on 2009 vessel activity than at same point a year ago
•	Operationally and financially well positioned to capitalise on growth opportunities

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Financial Highlights

	Three-Months Ended		Nine-Months Ended

In $ millions	August 31, 2008	August 31, 2007	August 31, 2008	August 31, 2007

	Unaudited	Unaudited	Unaudited	Unaudited
Continuing operations:
Net operating revenue	753.3	709.2	2,131.6	1,909.0
Adjusted EBITDA(a)	182.4	140.6	417.8	316.7
Net operating income	152.6	116.5	332.0	249.1
Income tax provision	(48.7)	(40.3)	(115.4)	(98.9)
Net income – continuing operations	112.9	76.8	215.8	158.9
Net income – discontinued operations	—	—	—	4.9
Net income – total group	112.9	76.8	215.8	163.8
Earnings per share – Diluted	0.58	0.38	1.14	0.82
Weighted-average number of common shares and common shares equivalents outstanding - Diluted	205.5	212.1	208.1	192.9

(a) Refer to appendix for Adjusted EBITDA definition and reconciliation to Net operating income and Net Income.

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Cashflow Highlights

	Three-Months Ended		Nine-Months Ended

In $ millions	August 31, 2008		August 31, 2008

Net Income attributable to equity holders	112.3		216.1
Depreciation and amortisation	29.8		85.8
Other non cash items from operations	(2.3)		(11.6)
Changes in working capital	(12.6)		(66.1)
Net cash from operating activities		127.2		224.2
Capital expenditure	(76.8)		(192.7)
Proceeds from sale of assets	0.2		1.8
Advances to non consolidated JVs	(0.2)		(7.0)
Net cash from investing activities		(76.8)		(197.9)
New borrowings	6.3		6.3
Share buyback	—		(138.3)
Exercise of share options	0.7		3.7
Dividends paid to shareholders	(38.3)		(38.3)
Dividends paid to minority interests	(0.6)		(8.7)
Net cash from financing activities		(31.9)		(175.3)
Effect of exchange rate changes on cash		(9.7)		4.9
Change in cash and cash equivalents		8.8		(144.1)

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Balance Sheet Highlights

In $ millions as at	August 31, 2008	November 30, 2007(a)	August 31, 2007

	Unaudited	Audited	Unaudited
Property, plant and equipment	918.2	814.2	788.7
Interest in associates	152.1	106.4	102.4
Trade and other receivables	514.7	506.4	424.2
Other accrued income and prepaid expenses	339.7	273.4	268.9
Cash and cash equivalents	438.6	582.7	518.1
Other assets	169.8	143.7	154.4

Total assets	2,533.1	2,426.8	2,256.7

Total equity	836.0	819.0	807.9

Borrowings	404.9	386.6	382.5
Trade and other payables	692.3	742.1	698.6
Construction contracts – amounts due to clients	327.3	197.6	201.7
Current income tax liabilities	111.7	157.3	52.3
Other liabilities	160.9	124.2	113.7

Total liabilities	1,697.1	1,607.8	1,448.8

Total equity and liabilities	2,533.1	2,426.8	2,256.7

(a) These figures have been extracted from the transition to International Financial Reporting Standards publication.

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Regional Business Performance

Acergy Africa and Mediterranean

[CHART APPEARS HERE]	[CHART APPEARS HERE]

•	As expected, lower activity levels during the quarter due to high level of planned dry-docks:
	•	Acergy Polaris commenced dry-dock, on schedule for year-end completion
	•	Acergy Legend and Acergy Hawk in dry-dock during the quarter
•	Good progress on major deepwater and conventional projects, including Saxi Batuque, EPC2B and Block 15

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Regional Business Performance

Acergy Northern Europe and Canada

[CHART APPEARS HERE]	[CHART APPEARS HERE]

•	High levels of SURF and IMR activities; absence of trunkline revenue contribution in the region
•	Strong project performance on all regional projects, including significant progress on Marathon Volund, Sage Hot Tap and Tyrihans subsea installations
•	Near full vessel utilisation during the quarter

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Regional Business Performance

Acergy North America and Mexico

[CHART APPEARS HERE]	[CHART APPEARS HERE]

•	Project management and engineering support for SURF project in Brazil – Frade
•	Perdido Project in ultra deepwater Gulf of Mexico remains in early stages

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Regional Business Performance

Acergy South America

[CHART APPEARS HERE]	[CHART APPEARS HERE]

•	Good revenue contributions from SURF projects and the Mexilhao Trunkline Project
•	Petrobras obtained restricted environmental permit; Acergy Piper mobilised and commenced her offshore installation scope on the Mexilhao Trunkline Project
•	Resolution of claim pertaining to permit related delays progressing satisfactorily
•	Three ships on long term service arrangements achieved full utilisation

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Regional Business Performance

Acergy Asia and Middle East

[CHART APPEARS HERE]	[CHART APPEARS HERE]

•	Higher activity, including completion of the Liu Hua Project
•	Good progress on other projects, including Van Gogh and Pluto
•	Sapura 3000 – first offshore installation phase on Kikeh Project successfully completed

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Major Project Progression

Continuing Projects >$100m, between 5% and 95% complete as at August 31, 2008 – excl. long-term ship charters in Brazil and the North Sea

[CHART APPEARS HERE]

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Backlog Analysis

In $ millions as at:	Aug.31.08	May.31.08	Aug.31.07
Backlog	3,281	3,649	2,745
Pre-Backlog(1)	176	241	335
(1) Pre-backlog reflects the stated value of letters of intent and the expected value of escalations on frame agreements

Backlog by Award Date	Backlog by Execution Date	Backlog by Region
[CHART APPEARS HERE]	[CHART APPEARS HERE]	[CHART APPEARS HERE]

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Summary
•	Strong financial and operational performance for the quarter:
	•	Revenue increased 6%
	•	Gross profit increased 25%
	•	Adjusted EBITDA increased 29% delivering an adjusted EBITDA margin of 24.2%
	•	Net income increased 47%
	•	EPS increased 53% to $0.58
•	Confirmation of 2008 guidance
•	Consistently delivering successful execution of complex and technically challenging projects
•	Continued good medium-term visibility worldwide
•	Operationally and financially well positioned to capitalise on growth opportunities

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Appendix

Reconciliation of Net Operating Income from Continuing Operations to Adjusted EBITDA(a) from Continuing Operations	Reconciliation of Net Income from Continuing Operations to Adjusted EBITDA(a) from Continuing Operations

	Three-Months Ended		Nine-Months Ended			Three-Months Ended		Nine-Months Ended
In $ millions (except percentages)	August 31, 2008 Unaudited		August 31, 2008 Unaudited		In $ millions (except percentages)	August 31, 2008 Unaudited		August 31, 2008 Unaudited
Net operating income from continuing operations	152.6	116.5	332.0	249.1	Net operating income from continuing operations	112.9	76.8	215.8	158.9
Depreciation and amortisation	29.8	24.1	85.8	67.4	Depreciation and amortisation	29.8	24.1	85.8	67.4
Impairments	-	-	-	0.2	Impairments	-	-	-	0.2
Adjusted EBITDA	182.4	140.6	417.8	316.7	Investment income	(5.0)	(6.4)	(13.6)	(23.1)
Net operating revenue from continuing operations	753.3	709.2	2,131.6	1,909.0	Other gains and losses	(13.9)	(1.9)	(9.9)	(7.9)
Adjusted EBITDA %	24.2%	19.8%	19.6%	16.6%	Finance costs	9.9	7.7	24.3	22.3
					Income tax provision	48.7	40.3	115.4	98.9
					Adjusted EBITDA	182.4	140.6	417.8	316.7
					Net operating revenue from continuing operations	753.3	709.2	2,131.6	1,909.0
					Adjusted EBITDA %	24.2%	19.8%	19.6%	16.6%

(a) Adjusted EBITDA: The group calculates Adjusted EBITDA from continuing operations (adjusted earnings before interest, income taxes, depreciation and amortisation) as net income from continuing operations plus finance costs, other gains and losses, taxes, depreciation and amortisation and adjusted to exclude investment income and impairment of property, plant and equipment. Adjusted EBITDA margin from continuing operations is defined as Adjusted EBITDA divided by net operating revenue from continuing operations.  Management believes that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are important indicators of our operational strength and the performance of our business. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations have not been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB nor as endorsed for use in the European Union.  These non-IFRS measures provide management with a meaningful comparison amongst our various regions, as it eliminates the effects of financing and depreciation.  Adjusted EBITDA margin from continuing operations is also a useful ratio to compare our performance to our competitors and is widely used by shareholders and analysts following the group’s performance. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations as presented by the group may not be comparable to similarly titled measures reported by other companies.  Such supplementary adjustments to EBITDA may not be in accordance with current practices or the rules and regulations adopted by the US Securities and Exchange Commission (the “SEC”) that apply to reports filed under the Securities Exchange Act of 1934.  Accordingly, the SEC may require that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations be presented differently in filings made with the SEC than as presented in this release, or not be presented at all. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are not measures determined in accordance with IFRS and should not be considered as an alternative to, or more meaningful than, net income (as determined in accordance with IFRS), as a measure of the group’s operating results or cash flows from operations (as determined in accordance with IFRS) or as a measure of the group’s liquidity.  The reconciliation of the group’s net income from continuing operations to Adjusted EBITDA from continuing operations is included in this release.
This presentation includes the supplemental calculation of Adjusted EBITDA from continuing operations calculated as net operating income from continuing operations, plus depreciation and amortisation and impairment charges on property, plant and equipment.  Management believes that this supplemental presentation of Adjusted EBITDA from continuing operations is also useful as it is more in line with the presentation of similarly titled measures by companies within Acergy’s peer group and therefore believes it to be a helpful calculation for those evaluating companies within Acergy’s industry.

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